UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AVX CORPORATION

(Name of Subject Company)

ARCH MERGER SUB INC.

(Offeror)

A Wholly Owned Subsidiary of

KYOCERA CORPORATION

(Parent of Offeror)

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

002444107

(CUSIP Number of Class of Securities)

Shoichi Aoki

Kyocera Corporation

6, Takeda Tobadono-cho

Fushimi-ku, Kyoto 612-8501, Japan

Telephone: +81-75-604-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr., Esq.

Michael Davis, Esq.

Kenneth J. Lebrun, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,046,106,509.85	$135,784.63

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Transaction Valuation was calculated by adding (i) the product of (A) 47,416,825, which is the total number of shares of common stock of AVX Corporation outstanding (“Shares”) not beneficially owned by Kyocera Corporation (calculated as the difference between 169,216,825, the total number of outstanding Shares, and 121,800,000, the number of Shares beneficially owned by Kyocera Corporation as of the date hereof) and (B) $21.75, which is the per Share tender offer price, (ii) the product of (A) 621,360, which is the number of Shares issuable upon the exercise of “in-the-money” options to purchase the Shares, and (B) $8.51, which is the difference between $21.75, which is the per Share tender offer price, and $13.24, which is the weighted average per share exercise price of such options, and (iii) the product of (A) 436,910, which is the total number of Shares subject to restricted stock units, and (B) $21.75, which is the per Share tender offer price. The calculation of the Transaction Valuation is based on information provided by AVX Corporation as of February 13, 2020, the most recent practicable date.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2020 issued by the Securities and Exchange Commission (the “Commission”), by multiplying the Transaction Valuation by 0.0001298.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, Item 11 and Item 13.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Arch Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Kyocera Corporation, a joint stock corporation incorporated under the laws of Japan (“Parent”), to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of AVX Corporation, a Delaware corporation (the “Company”), that Parent does not already own for $21.75 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2020 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in this Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of March 2, 2020.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the Wall Street Journal on March 2, 2020.

(a)(5)(i)	Press release issued by Kyocera Corporation on February 21, 2020 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO of Kyocera Corporation filed with the Commission on February 21, 2020).

(a)(5)(ii)	Outline of Q&A on the Acquisition of the Remaining Shares of AVX Corporation, dated as of February 21, 2020 (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO of Kyocera Corporation filed with the Commission on February 21, 2020).

(a)(5)(iii)*	Press release issued by Kyocera Corporation on March 2, 2020.

(b)	Not applicable.

(c)*	Valuation Analysis, dated as of February 19, 2020, delivered by Daiwa Securities Co. Ltd. and Daiwa Corporate Advisory LLC to the board of directors of Kyocera Corporation.

(d)(1)	Agreement and Plan of Merger, dated as of February 21, 2020, by and among AVX Corporation, Kyocera Corporation and Arch Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of AVX Corporation filed with the Commission on February 21, 2020).

(d)(2)	Products Supply and Distribution Agreement by and between Kyocera Corporation and AVX Corporation (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K of AVX Corporation for the year ended March 31, 2000).

(d)(3)	Machinery and Equipment Purchase Agreement by and between Kyocera Corporation and AVX Corporation (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K of AVX Corporation for the year ended March 31, 2005).

(d)(4)	Materials Supply Agreement by and between Kyocera Corporation and AVX Corporation (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of AVX Corporation for the year ended March 31, 2005).

(d)(5)	Disclosure and Option to License Agreement by and between Kyocera Corporation and AVX Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of AVX Corporation filed with the Commission on March 25, 2008).

(d)(6)	Technology Disclosure Agreement by and between AVX Corporation and Kyocera Corporation (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of AVX Corporation for the period ended December 31, 2016).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2020	ARCH MERGER SUB INC.

	By:	/s/ Junichi Jinno
		Name:	Junichi Jinno
		Title:	President

KYOCERA CORPORATION

	By:	/s/ Shoichi Aoki
		Name:	Shoichi Aoki
		Title:	Director, Managing Executive Officer and General Manager of Corporate Management Control Group